

March 25, 2015

Alan Lowe
President and Chief Executive Officer
Lumentum Holdings Inc.
430 N. McCarthy Blvd.
Milpitas, CA 95035

> **Re: Lumentum Holdings Inc.**
> **Form 10-12B**
> **Filed February 26, 2015**
> **File No. 001-36861**

Dear Mr. Lowe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1.   Please file your exhibits, such as the Separation and Distribution Agreement, as soon as practicable. We will need adequate time to review, and, if necessary, comment upon your disclosure regarding the exhibits.

2.   Please advise us when you will obtain the tax opinion of PricewaterhouseCoopers and whether you intend to file the opinion as an exhibit or an appendix to the filing.

Exhibit 99.1 Information Statement of Lumentum Holdings, Inc.

3.   We note a number of blank spaces throughout your information statement. Please include these disclosures in your revised information statement as soon as practicable. Note that we may have additional comments once you have provided these disclosures.

Questions and Answers About the Separation and Distribution, page 2

4.   Please revise to address whether JDSU shareholders will have appraisal rights in connection with the proposed transaction.

What is Lumentum and why is JDSU spinning off the CCOP business?, page 2

5.   Please consider adding chart disclosure to enhance an understanding of your organizational structure, both before and after the proposed distribution.

What are the conditions to the distribution?, page 4

6.   Please revise to confirm, if true, that the conditions you enumerate may each be waived at the discretion of the JDSU board of directors.

Who will manage Lumentum after the separation?, page 6

7.   We note that you list several executives who will manage Lumentum after the separation. We also note that in a discussion of your "Executive Officers Following the Separation" at page 77, you disclose that these current JDSU executives are "expected to serve as our executive officers." Please clarify whether these executives will be confirmed by your board of directors before the distribution occurs.

Risk Factors

Risks Related to Our Business, page 15

8.   Please consider including an additional risk factor discussing the risks associated with the sale and market reception of your OpComms and Laser products.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenue by Region, page 52

9.   Please provide the names, and relationship with you, if any, of Customers A, B, and C. Please see Item 101(c)(vii) of Regulation S-K.

Business, page 66

10.   Please revise to clarify in what sense Lumentum is a "leading provider" of optical and photonic products, be it by revenues, market share, or some other measure.

Properties, page 75

11.   Please clarify, as applicable, if your headquarters and properties will remain coterminous with Viavi headquarters and properties after the spin-off is consummated.

Certain Relationships and Related Person Transactions

Indemnification, page 93

12.   Please revise to clarify whether the indemnification provisions you reference are subject to any cap.

Escrow Agreement, page 96

13.   We note that you have described the terms of the Escrow Agreement within the body of your registration statement, but have not included the Agreement as an exhibit to your filing. Please revise to do so, or advise us why you believe it need not be filed.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Paul Fischer, Attorney-Adviser, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Ed Batts
        DLA Piper